Exhibit 99.1

Baidu Takes Immediate Measures to

Improve Online Marketing Services and Enhance User Experience

BEIJING, China, May 10, 2016 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language internet search provider, reports on an examination of its search ranking practices by PRC regulators that followed news reports and critical public comments regarding those practices.

On or around April 30, 2016, Chinese media reported that Zexi Wei, a Chinese college student, had died from cancer following unsuccessful experimental immunotherapy treatment received at a hospital. The media and internet commentaries also reported that Zexi Wei had learned of the hospital and treatment program when a paid listing for it appeared on the first page of Baidu’s search results.

Following these reports, three PRC regulatory authorities, including the Cyberspace Administration of China, the State Administration of Industry and Commerce and the National Health and Family Planning Commission, sent a team of representatives to meet with Baidu management on site and examine Baidu’s business practices and regulatory compliance. On May 9, 2016, the three regulatory authorities publicly announced the results of their examination. They concluded among other things that Mr. Wei found Baidu’s search results, that the bidding price by Baidu’s online marketing customers is given significant weight in search results ranking, and that certain results are not clearly identified as online marketing. The PRC regulators believe these practices affect the fairness and objectivity of search results and might mislead internet users.

The regulatory authorities also requested that Baidu take several remedial measures, including the following:

(i)	to immediately modify the Company’s practice of providing online marketing services to medical, pharmaceutical, health care and other similar businesses, and refrain from providing online marketing services to medical organizations that do not have requisite qualifications from competent regulatory authorities;

(ii)	to modify the Company’s existing auction-based paid search practices, including using “credibility” and “reputation” of listed parties as major factors to rank search results by May 31, 2016, and indicating clearly which search results are marketing information and the associated risks, and limiting the percentage of marketing information to no more than 30% on each web page; and

(iii)	to establish and enhance user protection mechanisms, including creating channels for users to file complaints, efficiently handling complaints, ceasing services immediately upon discovering unlawful or non-compliant information in search results, and establishing a system to compensate users harmed by misleading marketing information.

Baidu has taken and will continue to take measures to comply with these requests from the PRC regulators. In addition to the actions requested by the regulators, Baidu intends to set aside RMB1.0 billion for the purpose of compensating users who establish they were harmed by fraudulent marketing information.

Baidu is fully committed to social responsibility and will continue to improve its business practices commensurate with its status as the leading Chinese language Internet search provider, to provide the best and most equitable way for people to find what they are looking for.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Investor inquiries email: ir@baidu.com

Media inquiries email: intlcomm@baidu.com

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